Filed by ESGEN Acquisition Corporation pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: ESGEN Acquisition Corporation (File No. 001-40927)

The following is a transcript of an interview with the CEO and CFO of Sunergy Renewables, LLC, Tim Bridgewater.

Event: Energy in Transition Podcast Interview with Josh Lowrey and Dan Pickering

Release Date: January 9, 2024

Josh Lowrey (00:40.934)

Welcome to the Energy in Transition podcast. My name is Josh Lowry. I am coming to you a little bit different today from the Upright Digital Studios in Houston, Texas, but I am virtual today with the co-host extraordinaire, Mr. Dan Pickering. How are you, sir?

Dan Pickering (00:56.408)

Josh, I’m doing great. We’re a few days from Thanksgiving in terms of the real time here. I’m not sure when this will drop, but we’re right in front of Thanksgiving. And so we’ve got visions of Turkey in the head right now.

Josh Lowrey (01:09.066)

Yes, we do. And Dan, I’ve seen this view before. This is the famous Dan Pickering CNBC view that most people are used to seeing when you’re on there. So this is where you post up most days, correct, in Houston?

Dan Pickering (01:20.672)

That absolutely is coming to you from live from 100 WAH here in Midtown Houston. So excited with you.

Josh Lowrey (01:27.646)

Nice. This is great. This is our first virtual podcast we’ve ever done. So the audience is in for a treat today.

Dan Pickering (01:37.635)

Absolutely, they are. And so let’s jump right in. Joining us today, the CEO and CFO of Sunergy is Mr. Tim Bridgewater. Tim, thanks for joining us.

Josh Lowrey (01:40.482)

Yeah.

Tim (01:51.104)

Thank you for having me on. I’m looking forward to the Thanksgiving break as well. And where I’m at, we get snow soon. So snow is coming.

Dan Pickering (01:59.968)

Absolutely. Well, you’re physically located in Utah. Your business is in Florida and Texas and Arkansas and Missouri. So we are covering the country with this podcast, which is fun. Yeah. And this is an interesting podcast for us because for us, this is the first real true solar player that we’ve had on the podcast, or at least in recent memory. And so

Josh Lowrey (02:14.206)

We are.

Tim (02:14.304)

That’s right, six states.

Dan Pickering (02:29.572)

We’re thrilled to have you here. Before we launch in, we always like to tell the audience if they wanna follow along on their computer with a little bit about your company. So I’m gonna yell out some stuff and you correct me if I’m wrong, but your website is www.gosunergigo synergy.com. And you’re in the process of coming public transaction with the S-Gen Acquisition Corp, a symbol ESAC. And together, you guys have posted several things to the investor portion of your website. And I encourage everybody to go to that investor portion. There’s an Analyst Day presentation and there’s an Analyst Day video. And so after you’ve listened to Tim here on the podcast, there’s another hour of Tim describing the company, which I think could be really helpful for those of you that really want to dig in and get to know the company better. So Tim, thanks for joining us. And maybe where we kick off is where we always kick off with our guests, which is before you talk a lot about your company, we want you to talk about yourself. So tell us who you are, where you grew up, how did you get to where you are today?

Tim (03:47.616)

Well, my journey actually took me through Houston for a while. We lived in Houston for 1995 to 2000. So we are familiar, especially we lived out in the Sugarland, Fort Bend County area and enjoyed our time in Houston and all the great people. Not so much the scenery, the scenery was a lot of refineries, but the people were incredibly gracious and kind and we loved our Texas stint.

Dan Pickering (03:54.614)

Awesome.

Dan Pickering (04:11.295)

you

Dan Pickering (04:15.768)

I love it, it takes the shout out from the get go, that’s good.

Tim (04:18.448)

Yeah. So my background has been in commercial banking. I worked for Wells Fargo early in my career and then went to work for the US government in export-import bank. Graduated in finance from Brigham Young University and then worked in international markets in Latin America and Southeast Asia for the government. And then in the private sector, I started an investment banking company called Interlink Capital Strategies. And I’ve been managing director or chairman of that entity for 30 years. And we’ve done lots of project finance, project development work throughout those years. And I’ve enjoyed traveling the world and spent a lot of time in Asia, a little bit of time in Africa and more time in Latin America than probably all of those. So the last 10 years of my career, I’ve been in the combination of fund management work from the investment banking side and also in renewable energy. And so I worked on utility scale geothermal projects in the US and in Indonesia, and then gravitated towards utility scale solar projects where we’re building five to 20 megawatt projects for community solar and small scale projects for co-ops. During that time, I helped my son start a sales company that was based initially in Florida, doing door-to-door sales, knocking doors, and selling solar. And that company exploded quite rapidly in 2019, 2020. And in 2021, we decided to become vertically integrated by acquiring an installation company, and we acquired a company called Sunergy Solar.

Josh Lowrey (06:12.302)

That’s not it.

Tim (06:13.464)

our sales company was Sun First Energy. And then we, from that point, we just grown our business quite rapidly. Solar in general is a rapidly growing industry and residential solar is the fastest segment of the solar industry. I think in the US there’s less penetration than Europe, Australia and other places, but we’re in a really hot market with a company that’s growing 50 to 100%.

Josh Lowrey (06:34.337)

Thank you.

Tim (06:41.736)

year over year, depending on where you’re at in the industry. This year was a little tougher for most players, including the large public companies because of interest rates, but we’ve had a good run and making good money, very profitable business, and then decided to take it public through a SPAC when a SPAC approached us about joining with them.

Josh Lowrey (07:03.73)

You know believe it or not You missed a lot of stuff in there. You’ve done a lot of things in There’s there’s a line we don’t have time for it all but really a cool career

Tim (07:17.721)

I did venture into politics and government. I helped on President George W. Bush’s campaign. I was close to the Bush family while I lived in Houston. I got to know his father well. I also ran my own congressional campaigns. Good for the private sector, I lost. So I’m able to stay out of politics and in the private sector.

Josh Lowrey (07:20.563)

Yeah.

Dan Pickering (07:35.169)

Thank you.

Dan Pickering (07:46.564)

10.

Josh Lowrey (07:46.864)

That’s a great career. That’s really a great summary of it as well.

Dan Pickering (07:50.376)

Yeah, it’s almost a certainty that your business is making more money than the US government or any political position you would have held.

Tim (07:58.92)

Yeah, they’re going into debt fast and furious and we’re making profits fast and furious.

Dan Pickering (08:03.504)

Absolutely. And interestingly, most of the time, it’s the father who founds the business and the son comes in after and it sounds like in your case, your son started this business and you came in to help grow it. So kind of an interesting dynamic here.

Tim (08:24.904)

Yeah, I think that’s probably true. It got big really quickly and we jumped in and I handle all the merger and acquisition business and the helm of the company after the acquisition. So I think part of it is we live in an environment, I’m here in Utah and one of the engines of growth for companies comes out of this community where a lot of LDS return missionaries will come home after a two-year proselyting mission and they’ll be able to face rejection and go out in the summers knocking doors and face rejection 30 times and then get a sale. And there’s pest control industries, home alarm industries, security companies, all kinds of businesses that are built on this engine of sales. And my son had done a couple of those different types of sales.

Dan Pickering (09:02.719)

Mmm!

Tim (09:22.076)

and decided he wanted to get into solar. And so I helped him and a partner, Kailin, do that. As it grew and took off, then we said, we’ve got to take advantage of this opportunity. So long story short, after two years, we’re a $150 million business this year with pretty substantial profits, about a 10, 11% profit margin.

Dan Pickering (09:48.304)

That’s a fabulous success story. And it was gonna be, you know, one of my questions to a lot of people who are in a business around energy transition, for lack of a better word, decarbonization like solar or renewables is, are you doing it because it was a business opportunity or are you doing it because you wanna save the world? It sounds to me like you saving the world is great, but it’s a business opportunity that really drew you to this.

Tim (10:19.592)

Yeah, I mean, I think there are some social elements. I think most of our customers put solar on their house to save money. They get a good feel good from the green energy and decarbonization, but that’s not their primary motivation. Likewise, as a company, we’re here to make a profit and to grow our business. And that’s the primary motivation. We’re not anti traditional energy by any means. In fact, our investing partner is a traditional gas and oil investor energy spectrum. But you know, it’s a space for everybody. And I’m a big proponent of nuclear energy as well as a base load source. So I think the future will have more nuclear and more solar and there’s a lot of growth opportunities in the future.

Dan Pickering (11:04.452)

Yeah. Well, let’s talk a little bit about your business. So residential solar, give us the value proposition or the sales pitch. Why does someone want to do this? Because it’s a, I think if I looked at your numbers right, it’s a pretty big ticket for somebody. It’s a 30, $40,000 thing to put on their roof. And so how do you find someone who...

Josh Lowrey (11:24.546)

Mm-hmm.

Dan Pickering (11:32.472)

willing to spend 30 or 40 grand to do this. What’s the value?

Tim (11:36.544)

The great thing is that it’s designed to have long-term financing, so it really drives down the monthly cost of a system and it makes it competitive with the customer’s power bill. So today, utilities are charging, let’s call it a typical customer, they’re paying $200 a month in their power bill. For air conditioning, it’s higher in the summer.

Dan Pickering (11:43.748)

you

Tim (12:01.44)

maybe lower in the winter, but on average, they’re paying maybe around $200 a month. And we can come in and save them monthly payments by putting solar on their home and driving their cost per kilowatt hour down. And they can also sell their excess power to the grid and get a credit back for it in most states. And I think that it’s a nice value proposition. We have high paid commission sales representatives who make a good profit, our company makes a profit, the finance partners make a good profit from their finance charges and their interest rates, and we end up still saving the customer money. So I think there’s a lot of inefficiency in the utility scale power costs. Power is generally pretty inexpensive to create, but it becomes more expensive when it’s deployed through.

Dan Pickering (12:35.448)

Okay.

Josh Lowrey (12:50.232)

And there’s.

Tim (12:58.172)

a labyrinth of channels on the grid. So we sat down with the customer across the kitchen table and pitched them on the benefits of solar. And now it can save them money monthly. And even if it is just a break even proposition for whatever reason, they still feel good about it. But the fact that we can save them 10, 20, $50 a month, depending on whether they buy the system on a loan or lease it over a long-term lease structure. that gives them the ability to do a much better job in financing their decision to go solar.

Josh Lowrey (13:37.39)

And there’s some pretty substantial tax advantages as well, correct?

Tim (13:41.376)

Yeah, I mean, that’s really the driving force that makes it competitive with traditional power. There’s an investment tax credit that’s given to the consumer, the homeowner, 30% of the value of the system. So in Dan’s example of a $40,000 system, the homeowner will get a $12,000 tax credit from that to go against their taxes. So instead of paying taxes, they use the credit to pay their taxes, and they end up saving that much money.

Tim (14:12.613)

of a $40,000 system is $28,000.

Josh Lowrey (14:16.206)

And I mean, that number $40,000, is that just pulled from error or is that a good number? Like is a $40,000 system enough to run a 3,000 square foot home or 4,000 square foot home?

Tim (14:28.848)

Yeah, generally it’s enough. Most of the average size deal is about nine kilowatts. It’s in the forty to fifty thousand dollar range depending on where it’s at. And if they want to add insulation or a new roof or if they want to do energy-efficient appliances, these are all adders. So they can add different things to their system when they buy it. And then, you know, include that in the long-term financing.

Dan Pickering (14:57.724)

And Tim, there’s a number of companies that do what you do. Your analyst day presentation did a good job of explaining a little bit how you’re different, but do that for our audience as well. What’s Synergy’s differences versus somebody like a Sunova or someone else that the audience might be aware of that also does residential solar?

Tim (15:24.092)

Yeah, I think that we are good at sales and installation. I mean, we’re a simple company that does simple things well, and we make a profit. And most of the other companies can’t claim that. They’re very complex. They have financing instruments tied around their balance sheets. So they’re either funding or doing, you know, bond issuances and things like that to finance their system. We use third-party lenders for our customers so that they get loans from other parties or other lease companies. And when we do that, it makes our business very simple. So we make a profit consistently and we expect to continue that trend. Based on our historical activity, we should be in the 11 to 12% EBITDA range over time and continue to grow substantially. We’ve grown this year, you know, 30 to 35%, which is twice as much as the industry average and much better than a lot of the big public companies have grown. And so I think from the perspective of where we see our niche, if you will, our differentiator is we’re a simple business that investors can invest in and the customers can have us install because we’re focused on that. We’re good at it. We pride ourselves in going from sale to install as fast as anybody in the business.

Tim (16:51.709)

a month to 45 days and then from installation to PTO getting the power turned on in another 45 days. And so that’s a you know typically a 90 day window from sale to PTO and that helps us with the customers. In some cases it takes longer, certain municipalities take longer and so our averages are often longer than that but in most municipalities, we can move fairly quickly and deliver the install and the turn-on to power or turning on the system in a 90-day period.

Dan Pickering (17:30.424)

Okay, pretty quick. And so you have external financing, not internal financing. You do installing. It sounds like some of the other players may outsource the installation. So you’ve got your own guys that show up. Take panels, put them up on the roof, make sure everything’s, you know, working in working order. Those are synergy people, not third party contracts.

Tim (17:52.188)

Yeah, and the salesmen are the same, even though they’re contractors per se, 1099 salesmen, they’re all dedicated to our business and they’re part of our team and they’ll receive stock when we go public. So we have a dedicated workforce to install and a dedicated sales force. And I think that’s a differentiator. A lot of the other bigger players just use contractors, sales dealers for installs. I mean, they’re more at that 30,000 foot perspective instead of down in the weeds. running the business day to day, which is what we do at Synergy.

Dan Pickering (18:25.552)

Okay, and you said at the beginning, and walk us through this, so literally your customer acquisition, it’s not billboard advertising or flyers in the mail, it is literally knocking on doors.

Tim (18:40.476)

Yeah, knocking on doors. It’s the lowest customer cost, customer acquisition cost in the industry. We don’t pay anybody anything unless the sale is made. And so a lot of, if you’re doing online marketing or self or calling, you’re incurring a lot of costs trying to get those sales, but we eat what we kill in the sales side of our business. And that is very, you know, it’s self-

Dan Pickering (19:06.555)

And thank you.

Tim (19:09.664)

cleansing in many ways. It’s very efficient.

Dan Pickering (19:11.684)

sure. What’s the step? What are the stats? How many doors do you have to knock on to get an appointment? How many appointments do you have to have to get a sale?

Tim (19:22.684)

Yeah, typically it’s great question. I’m gonna talk in generality because our SEC attorneys say, don’t say something that you can’t back up meticulously with numbers. So I’ll talk in kind of a scale, but it’s typical. Yeah, we have a closer that goes out and knocks the doors and then the setters gives the two hour 90 minute pitch and closes the transaction. So closers.

Josh Lowrey (19:25.614)

Thank you.

Josh Lowrey (19:29.811)

Hahaha

Dan Pickering (19:33.504)

We live in the ballpark, it’s good.

Tim (19:49.708)

will typically close one to two deals a day. They have to sit in presentations for every two presentations, they close one. The door knockers will tend to knock on, you know, between 30 and 40 doors before they’ll get an appointment. And getting an appointment, only two thirds of the appointments that they set actually show up for a presentation.

Josh Lowrey (20:16.562)

Yeah.

Tim (20:18.336)

a third of those will cancel. And so you’re talking about, you know, maybe. Now.

Josh Lowrey (20:22.882)

doesn’t sound terrible. I mean really a third canceling doesn’t sound terrible to me but yeah.

Tim (20:28.02)

Yeah, but you think about the doors knocked, a hundred doors knocked in a day is a lot of work. Sometimes there’s no sale and sometimes there is a sale. Sometimes there are two sales. So depending on how that works, but it’s mostly summer teams, sales teams. The guys are going to college, so they’re making a lot of money in the summer. Supports their college life or the high living that they wanna do in the.

Josh Lowrey (20:32.97)

Yeah, that is, I guess you’re right.

Josh Lowrey (20:47.81)

Good point too.

Tim (20:57.276)

off months and so we’re really from March to September and then our sales teams go back to school. So at that point we get more, you know, traditional sources, other dealers will do some selling for us, but our bulk of time and sales is in those summer months.

Dan Pickering (21:23.734)

Interesting.

Josh Lowrey (21:24.346)

What state has the highest hit rate for doors knocked versus appointments made? More closed.

Tim (21:33.748)

I think we’re better at our craft in the state that is our core, which is Florida. Texas is a hard door knocking space up in Dallas, Fort Worth, much easier actually in Houston, more people answer their door in Houston than Dallas, Fort Worth. You can use that in the Dallas versus Houston argument. Arkansas has been a good state for us. Missouri we’ve just gotten into recently and it’s showing pretty well, but we really have the most experience in Florida where a good track record, a lot of interest in solar, small penetration, less than 5% of the homes have solar on them. So there’s a long way to go. California, by contrast, has over 20% of the homes have solar, and Hawaii has over 40% now. So there’s a long way to go.

Josh Lowrey (22:24.034)

Well, number one, I like to see that Houston is friendly. We open our door, that’s still nice. And two, I am starting to see more and more neighbors with solar popping up. So I would think that when you see, and what’s interesting is you’ll see a neighborhood when you’re driving, all of a sudden just one street will just have solar down the entire street. And I wonder, is that ever a...

Dan Pickering (22:36.411)

Thank you.

Josh Lowrey (22:48.47)

conscious effort of these companies, your company included, to be like, look, this is a key street that gets a lot of visibility. We need to go, we need to nail this street to where the neighbors see it when they drive in. That is that, do you guys ever have that type of focus?

Tim (23:00.372)

Yeah, I don’t think so. You know, the hits are few and far between in terms of neighborhoods for us. So I think over time, a lot of people with south facing roofs, which is where you maximize your production, it’s probably the north side of the street with south facing roofs, and you see a lot of front solar on it. That’s where most people will get the maximum benefit of solar. You can put them on the east and the west, never on the north but east, west and south and get pretty good production. And so, you know, over time, one neighbor gets in, the next neighbor says, hey, I’m gonna do that. Hey, that looks pretty good. They hear about the savings. You know, people feel good about it and they just keep adding down the row probably. Or there could have been a really effective salesman that went and knocked all those doors one time. Who knows, but it’s unusual. That’s unusual.

Dan Pickering (23:37.254)

Thank you.

Dan Pickering (23:55.252)

Tim, how much does the sales force combine, the door knockers and the closers, how much do they make on a sale? Is it a, do they make 10%, do they make 50%, what’s the sales component of the process?

Tim (24:16.636)

They typically are in the high single digits of commissions, and that’s paid out to multiple sales managers, sales closers, and then the setters. So none of them each make that much, but when you combine it, it’s about 8% of the total sales amount. But this is, you know, it’s hard work, very concentrated work, and they go, you know, 24-7 all summer long, rallying themselves lifting up their spirits. Sales is a tough job generally. And knocking on doors is even tougher because you face a lot of rejection before you get one person that’ll sit down with you. And when people hear the pitch, I mean, it takes a while to understand how you can save from the utility who’s been charging you all this time and feels like you’re friendly power provider. But if you can save money, most people are open to that even during the recession.

Dan Pickering (24:49.673)

Uh-huh.

Tim (25:15.068)

they want to save money even more. So we didn’t see a drop off in during the COVID years. We didn’t see much of a slowing in our business throughout that time frame until the high interest rates slowed the entire construction industry down. But even then we’ve had 40, 35, 40% growth. So

Dan Pickering (25:36.444)

Yeah, I’m going to ask about that. Interest rates is something that we hear and see a lot in the solar industry, on the public companies, basically saying the cost of doing business has gone, or the cost for the customer has gone way up. You’re growing through that. Would you have grown faster if it hadn’t been for that? Or are you just finding the folks that are a little bit less price sensitive or you’re just knocking on more doors to find the ones who are willing to save.

Tim (26:08.572)

Yeah, I think our average size deal went down this year in part because of interest rates. We had more cancellations in part because of interest rates. The savings were not as high on loan products when you borrow to buy your system as they were prior to the interest rates coming up. So I think there are multiple reasons that there was a slowing across the industry. Some companies actually grew smaller and had a negative growth rate this year. And we were fortunate to, while we anticipated another near doubling of our size, that didn’t happen because of the interest rates. I’d say overall things slowed, but we’re seeing now that interest rates have stabilized and actually may go down. At least being stable, we feel like we’re in a good position to continue our trajectory for growth in the future.

Dan Pickering (26:59.016)

Yeah, and I think I saw on your analyst day presentation, you had 2200 installations in 2022 and I think you’ll be about 3100 this year. And as you look to next year, what’s that? Or do we think about it as installations? Do we think about it as what’s installed? What’s the metric that you guys track?

Tim (27:21.052)

Yeah, so we’ll do 30 megawatts of installations across the our territory this year. Next year, we anticipate doing 45 megawatts or more. That’s about a 50% growth rate. And, you know, I think we feel we’ll do that just baked in with our existing organic growth. Our business has been profitable. And so we’ve grown organically. We don’t have outside debt. We have a pretty smooth process in running our business, very simple, cost effective business model. And so we anticipate that we’ll be able to continue to grow and generate more profits as we grow.

Dan Pickering (28:01.624)

When you move into a new market, are you taking this crew of college kids and sending them to Arkansas for the summer or are you recruiting Arkansas kids? Or I’m saying kids, you know, individuals. Is it a local sales force? Is it a drop-in sales force? As you expand, where do you find the extra people?

Josh Lowrey (28:04.735)

Thank you.

Josh Lowrey (28:17.987)

Thanks for watching!

Tim (28:26.196)

Yeah, great question. So we are at the heart of, you know, BYU, UVU, University of Utah and other schools where a lot of the LDS missionaries, when they come back, will go to college here. And so it’s a common theme to recruit for this direct sales businesses. You know, Vivint Home, Smart Home and lots of other companies recruit heavily in this arena and build their growth on that. The competitors in our industry, Sunrun, solar companies, Sunpower, Sunergy being one of those companies, we all recruit in a competitive force. One of the advantages to our recruiting success has been that our Salesmen make a lower per watt commission, but they make more money because we’re more efficient at getting the installs in the year. So we’re, we have better training, better system efficiency. And so they make more money and you know, the industry recognizes that and has awarded us a disproportionate gold, what they call Golden Door Award because our managers and our salesmen have made more money on average than other companies. So we tend to be, I think, slightly more efficient than some of our competitors in that area.

Josh Lowrey (29:49.846)

You know, that’s a great place to recruit. To be honest with you, those young kids, they go on their mission, there’s two-year mission trips, and there’s rejection, there’s acceptance. They’re learning languages, learning how to kind of survive and work in the heat, and they’re good kids, and they come back to go to school, and yeah, they wanna make some money, and that’s an awesome idea. Yeah, it is.

Tim (30:07.38)

Yeah, it’s a unique talent. It’s a unique skill set because if you go to, you know, we’re out in Florida and we’ve tried to recruit from some of the Florida colleges there. And it’s just not the same mentality to come in and grind. I mean, you have to have the grit and the grind to just face that constant rejection and pull your way through it and not have it overwhelm you. And most people aren’t, their DNA just isn’t lined up for that. If you’ve probably played in football or if you’ve

Josh Lowrey (30:21.57)

Mm-hmm.

Mm-hmm.

Josh Lowrey (30:33.119)

That’s unique.

Tim (30:36.704)

you know, served in the military or faced tough things, you’re probably more prone to be able to be successful at it. And one of those experiences has been these return missionaries. So.

Dan Pickering (30:49.176)

You mentioned earlier, Tim, that in some instances, your clients, or in many instances, your clients can sell power back to the grid. And so that takes us to this concept of net metering, which hopefully you can demystify it for us. So explain to us what the regulations are around.

Josh Lowrey (30:49.622)

Very unique.

Dan Pickering (31:15.656)

selling power back to the grid versus not being able to. Next.

Tim (31:19.796)

Yeah, so many states will get and utilities, I should say, because of their regulated utilities, they’re forced to kind of comply with what the commissions will impose upon them. But they all try to give you something back. If you produce power onto the grid, they’ll give you some credit. But the states where we’re successful in our one to one. So you buy power from the utility for 12 cents. And if you produce power and give it to them, they’ll give you a credit for 12 cents per kilowatt hour. And if it’s 50% of that, so let’s say they give you back six cents for every kilowatt you produce and put on the grid, then you’re losing efficiency. You’re better off buying a battery, storing your power in it, the 12 cent equivalent, and then taking it out of the battery. So in Texas, in a lot of states, you see more use of batteries, and especially if people don’t have confidence in the grid anymore, and there’s been some outages in Texas that have really threatened that folks there and made them feel uncomfortable about the grid and delivery of power. So, but by and large, if you can get the one-to-one net metering in states like Florida and Arkansas and others, you tend to be more efficient. You can store credits and then utilize them. So, you install a system that will produce more than you need during the day and help serve you at night by pulling you back. So, the grid becomes your battery. And that’s, you don’t need to pay the unnecessary cost of the battery. And if you have a battery, want it to make economic sense. And most of the time, it’s not saving the customer money. In our case, it’s just giving them comfort to have a battery. But now the battery costs are coming down. At some point, I think battery costs will be low enough that they’ll engender savings. You know, if they get to three to $5,000 for a 10 kW battery, for example, you’ll be able to see and demonstrate savings right away. But they’ve typically been $10,000 to $20,000 for that kind of a battery. And it’s hard to show a customer savings.

Dan Pickering (32:56.954)

Mm-hmm.

Tim (33:18.436)

and with that expensive battery system.

Dan Pickering (33:20.388)

So the one-to-one is much more advantageous for the individual consumer, your customer. And in states that don’t give you full credit, and like California is one of those now, it sounds like, then it’s less advantageous for the customer, more advantageous for the installed utility. Is that a fair way to think about it?

Tim (33:27.443)

Yeah.

Tim (33:35.498)

Now.

Tim (33:45.556)

Yeah, they don’t want to give you that kind of credit. They want to get cheap power from you and charge you expensive power. That’s what’s happened in California from NEM 2.0 to NEM 3.0. So what you’re seeing now in California is it almost makes no sense to not include a battery in the purchase. And almost, I’d say well over 90% of the solar installs now have a battery included because you can make the economic case now because the utility won’t give you, uh,

Josh Lowrey (34:12.878)

Thank you.

Tim (34:14.824)

value for overproducing, you can make an economic case to do it yourself.

Dan Pickering (34:18.772)

It is, isn’t it a little bit, and I’m straying into dangerous territory here, but it feels like almost California has done a bit of a bait and switch. You know, they encourage everybody to get solar, spend the money, get solar on your rooftop and then come back and say, oh, well, we’re not going to buy your power at one to one. It’s, you know, 50 cents on the dollar, 20 cents on the dollar, something like that. Do you worry about that in other, in like in your Florida markets or Texas, Arkansas?

Tim (34:51.584)

I think most states, and I think this is true to NEM 3.0, is they grandfather the existing system. So there was a really a rush to install solar systems in California before NEM 3.0 took place. They wanted to get them in to get those benefits. So they tend not to cut people off. If the previous regime or the previous policy was beneficial, they grandfather you in. So you still have maintained those benefits when you purchase the system. Florida saw a similar bill and it was planned to grandfather. I think it was going to affect over a five year period and would grandfather everybody that got solar installed in the next two years. You know, then ratchet up the net metering benefits to the utility and take them away from the consumer. And so, but it was vetoed by governor DeSantis and, you know, we’re, we’re fans of his because he was helpful to the industry.

Dan Pickering (36:00.293)

Okay. And you’re only focused on residential customers. If you have an installation business, commercial and industrial customers, I guess the sales model is different, right? It’s not door knocking. And so your view is that residential customer is just a more profitable one than commercial industrial.

Josh Lowrey (36:13.284)

Thank you.

Tim (36:23.708)

Yeah, it’s certainly more predictable. So if you think about the investment tax credits, which drives a lot of investors to do third party lending and leasing into the system, you can predict with relative ease how many installations we’re gonna have in systems because they come in small bites and you do a lot of them. A big utility scale project may be delayed a year or two years. So it’s harder to predict how you get the tax benefits and the economic benefits of bringing that power onto the grid.

Josh Lowrey (36:35.135)

Okay.

Tim (36:52.468)

I’ve had experience in all ends of the spectrum. And it’s a much more complicated sale even to do C&I business, commercial and industrial business, because it takes long to plan, people change their minds. Whereas we’re just out going plunky to plunk selling every day, adding projects every day. And so it’s a little different model. We don’t use as much of the solar equipment and inverters panels as the big utility scale projects do. We don’t get as good a pricing as they do either, but on the equipment, but you know, we have a better economic model because it’s more profitable. It delivers the benefits right to the consumer instead of to a municipal power provider who then ups the cost to the consumer to get their piece of the puzzle and then delivers the cost at roughly the same price that they would traditional power.

Dan Pickering (37:40.368)

Cough

Josh Lowrey (37:51.278)

Look, I just want to jump right back to one point. You just, we were talking about those batteries. This is a silly question. Maybe it’s not, I don’t know. The batteries you’re talking about, does that completely displace, like one of these Generac generators? I mean, can you have both, or would you just get rid of it completely for the storage on the house?

Tim (38:09.14)

that we don’t sell many Generac generators. So I know there’s an interest, but it’s a comfort mechanism, right? If you feel like your power is gonna go out and you wanna generate power, you know, that Generac generator will be there all the time, running on gasoline or diesel. And, you know, any power Honda, you know, electric generator that you can buy at Home Depot, all of those kind of serve a similar backup function if you want.

Josh Lowrey (38:12.218)

Yeah, no, no.

Josh Lowrey (38:25.619)

Nat gas, yeah.

Tim (38:38.888)

that additional comfort. But you don’t get any value day to day out of that system. There’s no, it’s just sitting there and may go unused for years. And you pay upwards of $20,000 for the install and for the setup and for the equipment. And then it’s just a comfort, just like the batteries are in many cases. They’re just providing you a feeling like you’re gonna be safe in an emergency. And while solar can... is designed and can be designed to give you the backup power you need during the day, even without a battery. And if you have a battery, you know, it can give you three to four hours of power in the evening, if you’re if you’re judicious, and all the power you need in the daytime. So, you know, it’s just a preference. And we like to say, we don’t sell a lot of generators, because we don’t feel like they’re as beneficial to the customer more than from an economic perspective of saving them money.

Josh Lowrey (39:39.958)

Well, know what I’m saying, and I appreciate that. What I mean, too, is could a, is there the battery option to be used as an emergency situation backup where you, okay, that you guys do store or sell, I mean?

Tim (39:48.038)

this.

Dan Pickering (39:50.146)

it.

Tim (39:52.628)

Yeah, yeah, we sell Enphase batteries and Franklin batteries. And I think Tesla’s been a hard battery to get, even though it’s an attractive brand and has its own benefits. But they’re hard to get. It’s a 12-month order time from time to time. But Enphase, in our experience, has been really able to deliver volume consistently and relatively quickly. We have a scalable business that requires us to move lots of pieces every day. And they’ve been able to keep up with us. So.

Dan Pickering (40:28.852)

One of the things that struck me about how you run your business, you don’t stack up a bunch of solar panels in a warehouse somewhere and have a bunch of inverters in another warehouse. So you have suppliers deliver all of the equipment to the household, correct?

Tim (40:50.716)

Yeah, now we’re capital light in that we don’t take control of the inventory. The distributor has it and they ship a package palleted for that customer’s installation with everything that’s needed right to the home. And our guys show up that morning or the next day and install it. And, uh,

Dan Pickering (41:10.479)

Well, how’s the talk to us about the supply chain? Because I assume that little tricky, you know, three years ago during COVID when supply chains were messed up.

Josh Lowrey (41:19.22)

You guys have read the Gold Rat books.

Tim (41:23.333)

It was a difficult time for sure. We could get stuff because of our size, but it was more expensive because of the supply chain problem. So you had fewer panels out there, so they were able to raise the price and get more, but we were able to stay in panels because of our scale and our relationship with the distributor. In our case, CED Green Tech, and they tried to make sure we had everything we needed. The price.

Dan Pickering (41:32.132)

Mm-hmm.

Tim (41:52.516)

skyrocketed, you know, panels went from 30 cents a watt to 65 cents a watt, for example. And, you know, inverters went up as well. So.

Josh Lowrey (41:57.715)

Wow.

Dan Pickering (42:02.592)

Where are they today, Tim? Any challenge?

Tim (42:05.919)

They’re back down to the low 30s, high 20s.

Dan Pickering (42:09.988)

So the cost side of the equation is getting more attractive on the margin.

Tim (42:12.508)

Yeah, it’s gotten better. And that’s helped to mitigate the interest rate increase as well. So.

Dan Pickering (42:17.42)

Yeah. And last question around the kind of function or at least last question for me on how your business works. You talked a lot about external financing providers, but then I hear you talking more about leasing now. So a financing provider is simply loaning the customer some money. So the customer, the homeowner owns the system. And now there are...

Tim (42:42.592)

Mm-hmm.

Dan Pickering (42:44.533)

the business models emerging where someone else owns the system and at least

Tim (42:48.912)

Yeah, I think that traditionally I was listening to the CEO of SunPower. I think Sunova and SunPower and Sunrun all have predicted that this year, this coming year, more customers will utilize third party ownership, TPO financing versus traditional lenders, long-term loans. If the customer borrows, they can own the system and receive the tax credit themselves against their taxes. But if a third party group owns it and leases it to them, then what they end up getting is a lower monthly cost because the ITC goes to the investor and depreciation goes to the investor. So they’re left with a lower cost on a monthly basis. So their savings is going in the monthly, not the tax credit and other things as well.

Dan Pickering (43:25.549)

Eh.

Dan Pickering (43:39.376)

So what happens on a lease is maybe the inherent borrowing cost has gone up, but because the benefits are going to that lease provider, they wind up seeing the same dynamic, which is a lower monthly cost relative to the utility bill. And who are the people providing leases to this industry? Is it big?

Tim (44:00.476)

Yeah. And I think.

Tim (44:08.245)

Cough

Dan Pickering (44:09.012)

infrastructure funds or is it who loans money via leases to this

Tim (44:13.652)

There are a few banks that do it. There’s a couple of private companies that are involved in solar loans. There are the SunPower and Sunova themselves offer leases that third-party groups, inclusive companies like ours could access. We use a private kind of an affiliated group for some of our leases. We did a pilot this year and it went pretty well. So we’ve been pleased with that. Just in the fourth quarter we’ve seen an uptick in our sales deals through leases.

Dan Pickering (44:46.584)

Oh, interesting. Okay. At the end of the day though, you are a, what, what about, you’re not taking any customer risk once, once they sign up, they’re financing through someone else. So you come in, provide your, your install services, your, are you doing warranty work, are you servicing on the back end?

Josh Lowrey (44:51.808)

Yeah.

Tim (45:09.236)

Yeah, we do. We actually, so there’s a 25-year warranty on the equipment, which is really great for the customer. And if there’s a failure of an inverter or a panel, then those manufacturers will pay us to go and replace it for the customer. We don’t make a lot of money on it, but we give the customer, you know, feeling that, you know, the equipment is taken care of. In addition to that, we do a workmanship warranty, a full complete bumper to bumper warranty for the first two years. So if there’s any problem that we created, you know, electrical shorts or roof penetration that there was a leak because it didn’t get sealed up properly, things like that, we’ll go back and we warranty that ourselves. And then after that time, we have another eight years of limited warranty that will go and do anything that a customer needs, but they have to pay for the truck roll, like a 250 or a $300.

Josh Lowrey (46:06.918)

It’s like a service call type fee.

Tim (46:07.82)

depending on where it’s at, service call fee, and then we’ll fix whatever’s the problem with the system. So we have, you know, it’s a pretty good warranty for the customer.

Josh Lowrey (46:17.518)

I mean, I would think that everything that we read is that quality, the workmanship, the product has gotten better, you know, better, faster, stronger in the last couple of years. So, you know, when you mentioned a 25-year warranty, how often are you even seeing issues where you have to go out and fix something? Is this, is this a, put it in, it’s broken in six months or no, these are genuinely, or for the most part, they’re in for a while and it’s really the one-offs that are having issues.

Tim (46:44.572)

Yeah, so a roof will have lots of panels. You may have 20 or 30 or 40 panels. And usually what happens is one will go out. And so when you see that on the inverter production system, you can see that there’s a panel that’s not functioning. It’s low production or it may be completely off. And, you know, they’ll try to fix it, but typically we’ll just go back and replace the panel.

Josh Lowrey (46:54.922)

Mm.

Tim (47:10.58)

Um, and inverters likewise, we don’t use a big inverter. Uh, some companies do, but we use micro inverters from Enphase mostly. And those inverters are small and they’re at the scale that, you know, one goes out, it takes out four panels, but it doesn’t, it’s the inverter that’s the problem. So we go in and replace the inverter. Likewise, everything pops back up generally. Um, hopefully that a panel doesn’t also go out because that would make it a little challenging for us. But we roll our trucks out and the manufacturers pay us for that because they warranty that equipment.

Dan Pickering (47:42.672)

You

Josh Lowrey (47:47.758)

So if a panel goes out, out of 25, the customers, they’re noticing just a slight issue. They’re not noticing catastrophic failure of power, right? I mean, they’re, okay.

Dan Pickering (47:58.448)

you

Tim (47:58.768)

That’s generally what will happen. I mean, if a whole system goes out, it’s probably a problem of how the installation was done by the crew, and it needs to be fixed or reconnected or something like that. And there’s a breaker that’s, you know, they didn’t get a main panel upgrade. For example, if their system was too big, they have to upgrade their main panel. And if they didn’t do that, you know, it may tax their system. And so that’s one of the issues that will come up from time to time. And you have to go back and retrofit the electrical system with the main panel upgrade.

Dan Pickering (48:31.376)

Tim, you’re going public. You’re doing it via this back by energy spectrum. And why go public and tell us a little bit about timing and capital proceeds and what are you gonna do with the money?

Tim (48:48.872)

Great question. We were approached by several SPACs. We were looking for additional capital just to raise some capital. And we were approached by a couple of SPACs. And Energy Spectrum was the group that was the most compelling. They weren’t necessarily the highest valuation, but they were the most compelling group because of their background. It’s a big $4.5 billion

Tim (49:18.196)

power, gas, pipelines, infrastructure investments, and they don’t have to drive costs down. And that’s what we’re looking for is, you know, making ourselves more and more efficient. The residential business is inherently sloppy right now. It’s kind of like wildcatting out in the west side of Texas in the old days, a lot of successes, a lot of failures, there’s a lot going on, it’s a lot of fragmented. And so going public allows us to possibly consolidate some of those fragmented pieces, gives us some capital to look at acquisitions to go into additional states more quickly and bolster our installation operations there. And, you know, it’s allowing us to move more quickly. Plus the sort of the quality of being a public company sets you apart in the industry. There’s lots of small players out there selling to consumers with, you know, crazy names and lots of different one and two man shows and 10 man shows. And this allows us to have a, I think, a stronger brand that consumers can trust. They know that this is a company that’s gonna stay around, they’re gonna be in business, those warranties matter. And that’s our overall objective as we go public.

Josh Lowrey (50:22.018)

Nice.

Dan Pickering (50:30.7)

Okay, and in SPACs these days, you never know quite what you’re going to get in terms of when the deal is approved. There’s a redemption period that shareholders can redeem. And so a lot of times there’s a pipe or a public sidecar investment where you know you’re going to get the capital. How much money do you know you’re going to get? And is it enough or do you have to have some proceeds from the SPAC?

Tim (50:58.888)

Yeah, I mean, we’re expected to have, you know, after the dust all settles, 20 million plus on the balance sheet. After we go up through the pipe, the raise that’s going on, you know, we’ll raise 30 to 40 million dollars via the pipe. Our energy spectrum has already committed an additional 10 million to come in with us in the transaction. So, you know, we don’t need a lot of cash. We’re a positive cash flowing business. And so it’s mostly for expansion and strengthening our overall operations, having a strong balance sheet. We don’t have debt today, other than like a million dollars in vehicle debt for our service vehicles. So we are a pretty lean and profitable company from that perspective. So I think we anticipate success in the pipe market because of those issues, but there’s no guarantee. We’re just getting started on.

Dan Pickering (51:39.184)

Thank you.

Josh Lowrey (51:46.443)

Sounds like it.

Tim (51:55.62)

that with a number of investors who’ve indicated some interest, but we hope to raise $30 to $40 million relatively soon.

Dan Pickering (52:06.953)

Okay, that’s helpful. And acquisitions is one of the things you talked about. For these smaller shops, is it just a standard kind of multiple of Evita that you buy on? Is it a multiple of revenue? Is it a, how do you buy these smaller shops, that are mostly people driven, right?

Tim (52:30.884)

I mean, I think we can’t afford as a public company to pay a little bit more than a private equity firm might value a company at. Because typically, you’re in a five to seven times EBITDA for a public transaction for a substantive company that’s profitable. And from a public company standpoint, we should be both trading at a much higher multiple than that and be able to bring on customers using capital, public stock as opposed to cash for part of the acquisition cost, if not the full acquisition. So that’s our sense of where the real opportunities lie is using our public stature and consolidating some fragmented pieces of the industry that we like.

Josh Lowrey (53:20.978)

or go find the location that has the salesman that has the entire street locked up. Let’s go find that guy.

Tim (53:26.736)

Yeah, that guy, that guy, we gotta respect that.

Josh Lowrey (53:31.434)

Yeah, that’s one of the questions you’ve seen how organized Dan is. I love how organized Dan is because one of the questions, you know, with regard with what are you guys going to do with the new money is what geographic markets look interesting, right? When with your new ideas and we had a guy on one of the early podcasts that we did and, um, Jim Hughes, and he said, I was really surprised to figure out what states were harder to do business in that I would have thought, right? Some, some are that I would have thought would have been easy. He said, aren’t as easy as you think. So are there different areas that

Tim (53:59.925)

Mm-hmm.

Josh Lowrey (54:01.386)

you guys have looked into going into that you think are going to be, I don’t want to say easy, but are you excited about some new areas to go into or that you guys have studied?

Tim (54:10.508)

Back to the net metering, we love net metering that’s one-to-one because that’s where the customers get the most economic benefit. So that’s our sweet spot from our sales team. But we’re going into Ohio and Illinois this coming year. Our teams have gone out and researched the competition, whether the big players like Sunrun and Sunpower and Sunover are out in those markets or whether they’re relatively open.

Josh Lowrey (54:17.847)

Right?

Tim (54:39.596)

And feels like those markets will give our guys a good chance at success from the sales team will go in typically and drop a sales team in the beginning of the summer and then hire contractors to install for us for the first couple of weeks until we get enough sales volume to then bring on our own in-house guys. There. That’s what we did in Arkansas. It’s what we did when we first moved into Texas. And, uh, you know, we expect to continue to do that in those two new states.

Josh Lowrey (55:07.14)

good areas, growing areas. So I can imagine those are gonna do well for you up there.

Tim (55:11.964)

Yeah, we hope so. And they’re not necessarily on the radar screen of the big 800 pound gorillas.

Josh Lowrey (55:17.902)

You know, we’re in the, one of our businesses is the steel business. And I will tell you much like, I mean, I’ve actually had some LDS employees that worked for me, believe it or not. And they were great. I’d never put two and two together that, uh, they were some of my high frequency sales guys, um, until this conversation actually, but the other similarity that we’re talking about is the mid, the Midwest groups are very effective. You know, the, that old Chevy commercial, the heartbeat of America, I think you’re going to find some of the people that you find in Ohio State and the college kids throughout that whole region are gonna be great workers. The farm kids that come off the farms there, those are probably gonna be some very, just a different type of worker up in the Midwest there. I think you’re gonna find a lot of good sales guys in that area.

Tim (55:56.597)

Yeah.

Tim (56:06.701)

Yeah, no, we are always keeping open and trying to recruit during the summertime that our teams are out there. The, I mean, all of our installation people and all of our back office operations people doing permitting and working with the building departments in each of these states are all local people. So, you know, it creates jobs, local jobs and builds a good base. So we have, you know, we have over 200 employees on our payroll.

Josh Lowrey (56:21.506)

Mm.

Tim (56:32.128)

and then another 300 sales and center staff that are 1099 that are dedicated just to our company.

Josh Lowrey (56:41.474)

good-sized company.

Dan Pickering (56:43.952)

Tim, any other questions we ought to ask you about your business before we go to our lightning room?

Tim (56:53.952)

I think that I would view us as the little engine that could, right? We’re going into a space to be public. We should generally be much bigger than we are today, because it’s the cost of being public and the compliance issues and all that you have to deal with. It’s an onerous process, especially after Sarbanes-Oxley. And I think that our belief is, and one of the reasons we’re growing public is because we’re growing so fast that growth should generate benefits for all of our owners and our staff and everybody that’s going to be bought into the stock. So we feel like that even though we’ll be small in the beginning that we’ll grow faster than our competitors and be able to catch up to them and be one of the four or five large residential solar companies that are publicly traded. So that’s our objective and that may require some mergers with large companies. Definitely require us to stick to our knitting of selling really well, installing efficiently, and making a profit as we grow.

Dan Pickering (58:01.316)

Well, you’re making money, which is, there’s a lot of renewables companies that aren’t. So congratulations on that. Before we do lightning round though, you have to tell us, and this is impromptu, I didn’t tell you, I was gonna ask you this question, but you have to tell us your best door-to-door salesperson story. I mean, attacked by a dog or, you know, fell in the swimming pool, something. What’s the best story?

Tim (58:08.285)

Yeah.

Dan Pickering (58:28.92)

that you’ve heard from your sales forces. They’re out knocking on doors.

Tim (58:32.976)

Well, it’s a good question. The best, the most, one that comes to mind immediately is we had a installation crew go and they were trying to pick something up after a customer had an install and they decided they didn’t want it. And so, you know, we were going back to get the equipment and the guy at the house that was apparently the boyfriend or live in husband of the person that bought the system cut into a fist fight with our guy. I mean, he was just fighting him off. And we had it on video. It was the craziest thing. I mean, just a real jerk of a person. And our guys helped themselves well. I mean, these are rough tumble installation crews and they did it well. But this last year, just from the sales side, we had a young girl go out. I mean, this is pretty amazing to me. She, so we gave...

We give a two year lease of a Porsche to our sales and setter, our top sales and setter so that they compete for this all year long. And about halfway through the summer, everybody got discouraged in the setter side because there was this young girl in Arkansas that blew everybody away. She was 19 years old and she went out and knocked more doors and made more

Dan Pickering (59:29.693)

Ahem.

Dan Pickering (59:35.984)

Mm-hmm.

Josh Lowrey (59:48.014)

Thank you.

Tim (59:56.208)

sales, she made over $100,000 as just a door knocker, which is unheard of in our end of usually your $30,000 for summer, you had a pretty good summer. And she just killed it. I mean, just did an amazing, amazing job. I mean, nobody could say no to this girl. And she just, you know, knocked on every door and got was able to get a lot of closers in with a qualified person. And so that’s been

Josh Lowrey (01:00:16.479)

Thank you.

Tim (01:00:25.972)

pretty amazing to this young kid really excel at something in our in our workforce.

Dan Pickering (01:00:31.404)

and she’s gonna win the Porsche.

Josh Lowrey (01:00:31.49)

That’s awesome.

Tim (01:00:34.353)

You already want it, yeah.

Dan Pickering (01:00:35.7)

Nice. I love...

Josh Lowrey (01:00:36.83)

19 at Portion College, that’s pretty awesome.

Tim (01:00:39.92)

Yeah, it’s a McCann. It’s not a 911, don’t get me wrong, but it’s nice still.

Dan Pickering (01:00:40.956)

I love stories where people work hard and win. That’s the way it’s supposed to work. That’s what our country is all about. That’s really cool. Okay, let’s do the lightning round. Tim, by the way, thank you. This was very informative. It worked a lot. And I know our listeners will really enjoy it. So lightning round rules are you don’t get to explain your answer.

Josh Lowrey (01:00:55.169)

It’s right.

Dan Pickering (01:01:09.668)

We just learn a little bit more about you by these short single word answers. So you cannot qualify, exactly. So having said that, Josh, you wanna kick us off?

Tim (01:01:15.169)

Okay, I can’t qualify.

Josh Lowrey (01:01:22.554)

I do. Tim, thank you again buddy. Appreciate it. Florida State Seminoles or the Miami Dolphins?

Tim (01:01:28.588)

Oh Miami, the quarterback’s out for Florida State.

Dan Pickering (01:01:32.301)

Five Guys or In-N-Out Burger.

Tim (01:01:35.616)

Oh, I love them both, but you know, the Five Guys Burger experience is really unique.

Josh Lowrey (01:01:41.774)

Hydrogen or carbon capture.

Tim (01:01:44.34)

hydrogen.

Dan Pickering (01:01:46.772)

Eagles or ACDC?

Tim (01:01:51.304)

The Eagles.

Josh Lowrey (01:01:55.071)

Will the world hit net zero by 2050?

Tim (01:01:59.428)

Mmm, I doubt it.

Dan Pickering (01:02:02.82)

Cash or crypto?

Tim (01:02:04.893)

Yes.

Josh Lowrey (01:02:06.806)

lacrosse or soccer?

Tim (01:02:08.657)

soccer.

Dan Pickering (01:02:10.672)

for 2024 next year, are you bullish or bearish on the S&P 500?

Tim (01:02:16.297)

BOLSH!

Josh Lowrey (01:02:19.523)

uh... at one fifty or four lightning

Tim (01:02:22.876)

That’s tricky. I have a Ford Raptor so And I think the Ford Raptor is superior to the Lightning but the typical F-150 the Lightning’s way ahead of that. So it depends on if you’re comparing the Ford Raptor and the Lightning or just the F-150

Josh Lowrey (01:02:40.19)

Unfortunately, you screwed that answer up with such a long answer, so that one is just out, even though it’s a great answer.

Dan Pickering (01:02:48.614)

He’s breaking the rules. Does the Ukraine conflict continue beyond June of 2024?

Tim (01:02:56.696)

Yes.

Josh Lowrey (01:02:59.042)

Yeah, and we’ve just recently added the second part, which is unfortunate, but does the Israeli Hamas conflict extend into next year as well, or to June of 2024 as well?

Tim (01:03:11.86)

No, no, I don’t think so.

Josh Lowrey (01:03:13.184)

Okay.

Dan Pickering (01:03:14.593)

Work from office or work from home?

Tim (01:03:17.329)

office.

Josh Lowrey (01:03:20.194)

Another IRA type of bill in the next three years?

Tim (01:03:23.997)

I don’t think so.

Dan Pickering (01:03:26.576)

And the only question that we ask every guest and the one that sort of makes or breaks, whether you become a personal friend or not, and will the Houston Texans make the Super Bowl in the next decade?

Tim (01:03:41.648)

Wow. I think CJ Stroud is good enough to take them to a Super Bowl. I think he’s good enough. I think that, you know, Deshaun Watson did you guys a dirty down there. I mean, he’s, he’s the good news with Deshaun Watson is that he’s done more damage to the Cleveland Browns than he did to the Texans. So.

Dan Pickering (01:03:49.752)

Ah! I think you’re saying yes.

Dan Pickering (01:03:55.888)

It really did.

Josh Lowrey (01:04:01.738)

Yeah. Hey, you played football as well at BYU, or where did you play? Okay, and then you were injured, that’s right, you went to business school at BYU afterwards.

Tim (01:04:06.952)

I played in a junior college before I went on a-

Tim (01:04:12.96)

I went to finance business school at BYU after this.

Josh Lowrey (01:04:17.758)

Okay, well you know your stuff for sure.

Dan Pickering (01:04:19.588)

Well.

Tim (01:04:22.669)

How did I score on the on the lightning round? What was that? What was the I had one get thrown out so I’m

Josh Lowrey (01:04:25.038)

You did great.

Dan Pickering (01:04:26.612)

There is no correct answer, but you did great. Tim Bridgewater, you’re the CEO and CFO of Sunergy. We can find you on your website, www.gosunergy.com. We’re really excited to see what’s next as a public company. And we thank you for joining us. Really appreciate it, Tim.

Tim (01:04:47.9)

Great, look forward to go public in January and thanks Josh and Dan for your time today.

Josh Lowrey (01:04:48.494)

Thank you very much.

Dan Pickering (01:04:52.205)

Absolutely.

Josh Lowrey (01:04:52.226)

Thank you, Tim. Before anybody does anything, let me let Lauren know that we’re hanging, but she needs to just kind of click some buttons. So give me one second here, guys. Let me tell her we’re done.

Dan Pickering (01:05:02.104)

Yeah, I think if you look at the top.

Josh Lowrey (01:05:04.926)

Oh, there she is. She’s aware. I just saw her pop in. Ben, that was awesome. You did awesome. That was great.

Dan Pickering (01:05:06.96)

top right person.

About Sunergy Renewables LLC (“Sunergy”)

Sunergy is a Florida-based leading provider of residential solar, distributed energy, and energy efficiency solutions focused on high growth markets with limited competitive saturation. With its differentiated sales approach and vertically integrated offerings, Sunergy serves customers who desire to reduce high energy bills and contribute to a more sustainable future.

About ESGEN Acquisition Corp. (“ESGEN”)

ESGEN (Nasdaq: ESACU, ESAC, ESACW) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities. ESGEN is led by Chief Executive Officer, Andrejka Bernatova and Chief Financial Officer, Nader Daylami, and is affiliated with Energy Spectrum Capital, a Dallas-based private equity firm with long-standing experience building companies across the energy infrastructure landscape over multiple decades.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to ESGEN and Sunergy. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about ESGEN’s and Sunergy’s ability to timely effectuate the proposed business combination discussed in this communication; the benefits of the proposed business combination; the future financial performance of the combined company following the transactions; changes in ESGEN’s or Sunergy’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, the ability to raise additional funds prior to the closing of the business combination and plans and objectives of management. These forward-looking statements are based on information available as of the date of this communication, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing ESGEN’s or Sunergy’s views as of any subsequent date, and none of ESGEN or Sunergy undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, ESGEN’s and Sunergy’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: (i) the timing to complete the proposed business combination; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the proposed business combination; (iii) the outcome of any legal proceedings that may be instituted against ESGEN, Sunergy or others following announcement of the proposed business combination; (iv) the inability to complete the proposed business combination due to the failure to obtain the approval of ESGEN shareholders; (v) the combined company’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the proposed business combination; (vi) the combined company’s ability to obtain the listing of its common stock and warrants on the Nasdaq following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations of Sunergy as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination; (ix) unexpected costs related to the proposed business combination; (x) the amount of any redemptions by public shareholders of ESGEN being greater than expected; (xi) the management and board composition of the combined company following the proposed business combination; (xii) limited liquidity and trading of the combined company’s securities; (xiii) the use of proceeds not held in ESGEN’s trust account or available from interest income on the trust account balance; (xiv) geopolitical risk and changes in applicable laws or regulations; (xv) the possibility that ESGEN, Sunergy or the combined company may be adversely affected by other economic, business, and/or competitive factors; (xvi) operational risk; (xvii) litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Sunergy’s resources; (xviii) the risks that the consummation of the proposed business combination is substantially delayed or does not occur; and (xix) other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form S-4 filed by ESGEN with the SEC on September 18, 2023 (File No. 333-274551) (as may be amended from time to time, the “Registration Statement”) and those included under the heading “Risk Factors” in ESGEN’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “Annual Report”) and in its subsequent periodic reports and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by ESGEN, Sunergy, their respective directors, officers or employees or any other person that ESGEN and Sunergy will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of ESGEN and Sunergy as of the date of this communication. Subsequent events and developments may cause that view to change. However, while ESGEN and Sunergy may elect to update these forward-looking statements at some point in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of ESGEN or Sunergy as of any date subsequent to the date of this communication.

No Offer or Solicitation

This communication relates to a proposed business combination between ESGEN and Sunergy. This document does not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Important Information for Investors and Stockholders and Where to Find It

In connection with the proposed business combination between ESGEN and Sunergy, ESGEN filed the Registration Statement initially on September 18, 2023 that includes a preliminary proxy statement/prospectus of ESGEN, and after the Registration Statement is declared effective, ESGEN will mail a definitive proxy statement/prospectus relating to the proposed business combination to ESGEN’s shareholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the SEC, will contain important information about the proposed business combination and the other matters to be voted upon at a meeting of ESGEN’s shareholders to be held to approve the proposed business combination (and related matters). This communication does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. ESGEN may also file other documents with the SEC regarding the proposed business combination. ESGEN shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus, when available, and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about ESGEN, Sunergy and the proposed business combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to ESGEN shareholders as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC, free of charge, by ESGEN through the website maintained by the SEC at www.sec.gov, or by directing a request to: ESGEN Acquisition Corporation, 5956 Sherry Lane, Suite 1400, Dallas, TX 75225.

Participants in the Solicitation

ESGEN and Sunergy and their respective directors, officers and related persons may be deemed participants in the solicitation of proxies of ESGEN shareholders in connection with the proposed business combination. ESGEN shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of ESGEN, and a description of their interests in ESGEN is contained in ESGEN’s final prospectus related to its initial public offering, dated October 21, 2021, the Annual Report and in ESGEN’s subsequent period reports and other filings with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ESGEN shareholders in connection with the proposed business combination and other matters to be voted upon at the ESGEN shareholder meeting is set forth in the Registration Statement. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination is included in the Registration Statement that ESGEN. You may obtain free copies of these documents as described in the preceding paragraph.